Exhibit 99.3

May 28, 2024

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

We refer to the prospectus supplement dated May 28, 2024 to the short form prospectus of Gold Royalty Corp. (the Company) dated July 15, 2022 relating to the sale and issue of units of the Company.

We consent to being named in and to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 27, 2024 to the shareholders and board of directors of the Company on the following consolidated financial statements:

●	consolidated statements of financial position as of December 31, 2023, December 31, 2022, September 30, 2022 and September 30, 2021;

●	consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended December 31, 2023, the three months ended December 31, 2022, and the years ended September 30, 2022 and September 30, 2021; and

●	the related notes.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements on which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

PricewaterhouseCoopers LLP

Office Street Address, City, Province, Canada Postal Code

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP., an Ontario limited liability partnership.